Mail Stop 3561

March 19, 2007

Via U.S. Mail & Facsimile (617) 638-2100
John Hupalo
Vice President
The National Collegiate Student Loan Trust 2006-2
c/o The National Collegiate Funding LLC
800 Boylston Street, 34th Floor
Boston, MA 02199-8157

Re: The National Collegiate Student Loan Trust 2006-2
**   Form 10-K for the fiscal year ended June 30, 2006**
**   Filed September 28, 2006**
**   File No. 333-113336-02**

Dear Mr. Hupalo,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

General

1. We note that you list 333-113336-02 as the file number of the issuing entity, and 333-118894 as the file number of the depositor. However, it appears that the registration statement that was reviewed for compliance with Regulation AB and went effective in February of 2006 was registration statement 333-128413, which included via Rule 429 unsold securities under registration statements 333-113336 and 333-118894. Please revise throughout your filing and revise all related EDGAR headers to reflect the correct file number for your filings, which appears to be 333-128413. If the assets in The National Collegiate Student Loan Trust 2006-2 do not back securities that were issued off of registration statement 333-128413, please advise.

2. We note that under the Form 10-K instruction to list documents incorporated by reference and the part of the Form 10-K into which the document is incorporated, you indicate that "[c]ertain financial information related to The Education Resource Institute, Inc. located in Annex I of the prospectus supplement filed with the SEC on June 6, 2006 is incorporated by reference into Part V of this Annual Report on Form 10-K." However, Items 1112(b), 1114(b)(2), and 1115(b), where this incorporation occurs, are listed under Part IV of Form 10-K and not Part V. Please revise accordingly. In addition, please revise your description under the Form 10-K instruction referenced above to indicate that, in addition to Annex I, you have also incorporated the section titled "The Student Loan Guarantor" from the prospectus supplement.

Signatures

3. We note that the depositor has elected to sign the Form 10-K. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that John Hupalo is the senior officer in charge of securitization of the depositor. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Item 1119. Affiliates and Certain Relationships and Related Transactions

4. We note that you incorporate by reference here the section "The Depositor, The First Marblehead Corporation, the Administrator, the Servicers and the Custodians" from the prospectus supplement. However, we were unable to locate such a section in the prospectus supplement. Please revise or advise.

Exhibit 31.1—Section 302 Certification

5. Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K. In this regard, we note that Item 4 of your certification indicates that the servicers have fulfilled their obligations "in all material respects," when the language quoted above is not part of the certification language.

Exhibits 99.1-99.6

6. Please refile all reports on assessment of compliance with servicing criteria as "33" exhibits and all attestation reports on assessment of compliance with servicing criteria as "34" exhibits. Refer to Item 601(a) of Regulation S-K.

Exhibit 99.5. U.S. Bank National Association

7. Please fully complete Exhibit A to Management's Assertion. Your responsibility regarding several of the servicing criteria is currently not indicated.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (617) 638-2100
        Mr. John Hupalo